The Board of Trustees of the MML Series Investment Fund unanimously approved an Agreement and Plan of Reorganization (the “Agreement”) between the MML China Fund (“China Fund”), a series of MML Series Investment Fund II, and the MML Foreign Fund (“Foreign Fund”). The Agreement provided for the transfer of all of the assets and the assumption of all of the liabilities of the China Fund in exchange for shares of the Foreign Fund equal in value to the relative net asset value of the outstanding shares of the China Fund (the “Reorganization”). The Reorganization did not require shareholder approval.

Prior to the opening of business on April 28, 2014, the Foreign Fund acquired all assets and liabilities of the China Fund. The acquisition was accomplished by a tax-free exchange of 1,902,397 Initial Class shares and 339,839 Service Class shares of the China Fund, valued at $22,734,945 in total, for 1,701,290 Initial Class shares and 305,170 Service Class shares of the Foreign Fund. The investment portfolio of the China Fund, with a value of $22,769,454 in cash at April 25, 2014, was the principal asset acquired by the Foreign Fund. For financial reporting purposes, assets received and shares issued by the Foreign Fund were recorded at fair value; however, the cost basis of the investments received from the China Fund was carried forward to align ongoing reporting of the Foreign Fund’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Immediately prior to the acquisition, Foreign Fund’s net assets were $360,694,692.

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